May 8, 2006

Via Facsimile ((212) 953-6899) and U.S. Mail

Roy M. Korins, Esq.
Katsky Korins LLP
605 Third Avenue
New York, NY  10158

Re:	Syms Corp.
	Schedule TO-I filed April 27, 2006
	SEC File No. 005-39363

Dear Mr. Korins:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Forward-Looking Statements
1. We note you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. We note a similar reference in exhibit (a)(1)(F) to the Schedule TO-I.
Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. Please revise your offer document to delete the reference to the Act of 1995 and confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Summary Term Sheet
2. We note in the answer to "Once I have tendered shares in the tender offer, can I withdraw my tender?" that security holders will be able to withdraw any securities not accepted for payment on May 26, 2006, the same date as the offer`s expiration. We also note that you do not expect to begin paying for tendered securities until at least five business days after the expiration of the offer.
Please
reconcile the referenced disclosure.  Refer to Rule 13e-
4(f)(2)(ii).

Conditions of the Tender Offer
3. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The third sub-bullet point to the second bullet point in this section conditions the offer on whether the contemplated benefits the company may enjoy from the offer are materially impaired. Please revise to specify or generally describe the benefits of the offer to you so that security holders will have the ability to objectively determine whether the condition has been triggered.
4. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.
You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Source and Amount of Funds
5. We note that you may use borrowings from a bank credit facility to purchase shares. If so, please provide the information required by
Item 1007(d) of Regulation M-A, including a description of the interest rate calculations and the current interest rates available to you.



Certain Information Concerning Syms
6. We note in two places in this section that you attempt to incorporate by reference into the offering document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such "forward incorporation by reference." Rather, General
Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.
7. We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A. Please tell us your basis for not including the pro forma financial statements required by Item 1010(b) of Regulation M-A. Alternatively, provide the summary financial information required by Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges.
8. Please provide the disclosure required by Items 1005(e) and 1008(b) of Regulation M-A.

Interests of Directors and Executive Officers
9. Please add a column to the beneficial ownership table to disclose the percentage of your outstanding securities that the beneficial holders listed will hold after the offer.

U.S. Federal Income Tax Consequences
10. While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since you are in possession of all facts relating to the company`s disclosure, you are responsible for the accuracy and adequacy of the disclosures you have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,



						Daniel F. Duchovny
						Special Counsel
						Office of Mergers and Acquisitions

Roy M. Korins, Esq.
Katsky Korins LLP
May 8, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE